Schedule 13G


Name of issuer: Kazia Therapeutics Ltd

	Title of class of securities: Sponsored ADR

	Cusip: 48669G105

	Date of event which requires filing: 09/30/2024

	Rule 13d-1(b)

	1.	Platinum Investment Management Limited

	2.	(b)

	3.

	4.	Sydney Australia

	5.	Platinum Investment Management Limited
		0 	(0%)
		Note:Combined total of underlying managed funds


	6.	N/A

	7.	Platinum Investment Management Limited
		0	(0%)
		Note:Combined total of underlying managed funds

	8.	N/A

	9.	0

	10.	No

	11.	0%

	12.	IA



Item 1.

(a) 	Kazia Therapeutics Ltd

(b)     Three International Towers,
	Level 24, 300 Barangaroo Avenue,
	SYDNEY, NSW, Australia, 2000



Item 2.

(a) Platinum Investment Management Limited

(b) Level 8, 7 Macquarie Place
    Sydney NSW 2000
    Australia
(c) Australia
(d) Sponsored ADR
(e) 48669G105

Item 3.
(e) An IA in accordance with Section 240.13d-1(b)(1)(ii)(e)

Item 4.

(a) 0
(b) 0%
(c) (i) 0
(ii) 0
(iii) 0
(iv) 0

Item 5
Yes

Item 6
The clients of Platinum Investment Management Ltd including pooled investment vehicles and other managed accounts have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, Kazia Therapeutics Ltd.

Item 7
N/A

Item 8
N/A

Item 9
N/A



Item 10
(a) By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b) N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.